                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             CORNELL COMPANIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    219141108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Wynnefield Partners Small Cap Value, L.P.
                               450 Seventh Avenue
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
      -------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                    Copy to:

                            Jeffrey S. Tullman, Esq.
                                 Kane Kessler PC
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

                                 April 18, 2006
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

CUSIP NO. 521050104               SCHEDULE 13D

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Partners Small Cap Value, L.P. 13-3688497
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0        (See Item 5)
       OWNED BY
         EACH           ------ -------------------------------------------------
      REPORTING           8    SHARED VOTING POWER
        PERSON
         WITH                  340,500  (See Item 5)
                        ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0        (See Item 5)
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               340,500  (See Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         340,500 (See Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Small Cap Value Offshore Fund, Ltd.
         (No IRS Identification No.)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0         (See Item 5)
       OWNED BY         ------ -------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 384,600   (See Item 5)
         WITH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0         (See Item 5)
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               384,600  (See Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         384,600  (See Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Partners Small Cap Value L.P. I  13-3953291
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0         (See Item 5)
       OWNED BY         ------ -------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 416,000   (See Item 5)
         WITH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0         (See Item 5)
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               416,000   (See Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         416,000  (See Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Channel Partnership II, L.P. 22-3215653
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0         (See Item 5)
       OWNED BY         ------ -------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 20,800    (See Item 5)
         WITH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0         (See Item 5)
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               20,800    (See Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         20,800  (See Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital Management, LLC  13-4018186
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0         (See Item 5)
       OWNED BY         ------ -------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 756,500   (See Item 5)
         WITH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0         (See Item 5)
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               756,500   (See Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         756,500  (See Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.4%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital, Inc.  13-3688495
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0         (See Item 5)
       OWNED BY         ------ -------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 384,600   (See Item 5)
         WITH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0         (See Item 5)
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               384,600   (See Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         384,600  (See Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nelson Obus
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0         (See Item 5)
       OWNED BY         ------ -------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 1,141,100 (See Item 5)
         WITH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0         (See Item 5)
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               1,141,100 (See Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,141,100 (See Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.3%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joshua Landes
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                      (a) [X]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0         (See Item 5)
       OWNED BY         ------ -------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 1,120,300 (See Item 5)
         WITH           ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0         (See Item 5)
                        ------ -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               1,120,300 (See Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,120,300  (See Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
-----------------------------

     The Schedule 13D filed January 11, 2005, as amended by Amendment No. 1 filed April 11, 2005 by the reporting persons identified below relates to shares of common stock, par value $0.001, of Cornell Companies, Inc. (the "Company"), whose principal executive offices are located at 1700 West Loop South, Suite
1500, Houston, Texas 77027, is hereby further amended by this Amendment No. 2 to the Schedule 13D.

Item 2.  Identity and Background.
---------------------------------

     This amended Schedule 13D is filed by Wynnefield Partners Small Cap Value,
L.P. ("Partners"), Wynnefield Partners Small Cap Value, L.P. I ("Partners I"),
Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund"), Channel Partnership II,
L.P. ("Channel"), Wynnefield Capital Management LLC ("WCM"), Wynnefield Capital,
Inc. ("WCI"), Nelson Obus ("Obus") and Joshua Landes ("Landes"). Partners,
Partners I, Fund, Channel, WCM, WCI, Obus and Landes are sometimes referred to collectively as the Reporting Persons. Each of the listed entities is separate and distinct with different beneficial owners. Mr. Obus and Mr. Landes are individuals.

     Partners and Partners I are private investment companies organized as limited partnerships under the laws of the State of Delaware. Channel is a private investment company organized as a limited partnership under the laws of the State of New York. WCM, a New York limited liability company, is the general partner of Partners and Partners I. Fund is a private investment company organized under the laws of the Cayman Islands. WCI, a Delaware corporation, is the investment manager of Fund. Obus and Landes are the managing members of WCM and the principal executive officers of WCI, and Obus is the general partner of
Channel. Obus and Landes are citizens of the United States.

     The business address of each of the Reporting Persons is 450 Seventh
Avenue, Suite 509, New York, New York 10123.

     During the last five years, none of the Reporting Persons has been (i)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     Each of the Reporting Persons who directly beneficially owns shares of the
Company's common stock purchased such shares from the separate working capital of such entities, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors.

Item 4.  Purpose of the Transaction.
------------------------------------

     Each of the Reporting Persons originally acquired the shares of the
Company's common stock it owns for its own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect.

     The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for shares of the Company's common stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations, and other factors. We reserve the right to change our plans and intentions at any time as we deem appropriate. In particular, we may purchase shares of the Company's common stock, or may sell or otherwise dispose of all or a portion of the shares of the Company's common stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Company's common stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Company's common stock by the Securities Act of
1933, as amended, the Exchange Act of 1934, as amended, and applicable state securities or "blue sky" laws.

     Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     As of April 18, 2006 the Reporting Persons beneficially owned in the aggregate 1,161,900 shares of the Company's common stock, constituting approximately 8.3% of the outstanding shares of the Company's common stock (the percentage of shares owned is based upon 13,944,972 shares outstanding on March
10, 2006, as set forth in the Company's annual report on Form 10-K for the period ended December 31, 2005).

     Partners owns 340,500 shares of the Company's common stock directly.
Partners I owns 416,000 shares of the Company's common stock directly. WCM has an indirect beneficial ownership interest in shares of common stock owned by
Partners and Partners I through its status as the general partner of Partners and Partners I. Messrs. Landes and Obus are co-managing members of WCM.

     The Fund owns 384,600 shares of the Company's common stock directly. WCI has an indirect beneficial ownership interest in the shares of common stock owned by the Fund

through its status as investment manager of the Fund. Messrs. Landes and Obus are the principal executive officers of WCI.

     Channel owns 20,800 shares of the Company's common stock directly. Mr. Obus has an indirect beneficial ownership interest in shares of common stock owned by
Channel through his status as the general partner of Channel.

     The filing of this Schedule and any future amendment by the Reporting
Persons shall not be considered as an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     The Reporting Persons have made the following purchases of the Company's common stock during the past 60 days:

NAME OF ENTITY          NUMBER OF SHARES        PRICE PER SHARE          DATE
--------------          ----------------        ---------------          ----

PARTNERS                    7,800.00                 14.35              3-22-06
                            4,600.00                 14.35              3-23-06
                            3,000.00                 13.48              4-18-06

PARTNERS I                  4,900.00                 13.46              3-1-06
                            1,500.00                 13.50              3-13-06
                            5,600.00                 14.53              3-15-06
                            3,500.00                 14.60              3-21-06
                           10,800.00                 14.35              3-22-06
                            6,300.00                 14.35              3-23-06
                            6,000.00                 13.48              4-18-06

FUND                        5,000.00                 13.50              3-2-06
                              100.00                 13.45              3-3-06
                            5,000.00                 14.60              3-16-06
                              500.00                 14.58              3-17-06
                           12,900.00                 14.35              3-22-06
                            7,600.00                 14.35              3-23-06
                            6,000.00                 13.48              4-18-06

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

     Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of January 11, 2005 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint
Filing Agreement is incorporated herein by reference to Exhibit 99.1 of the
Reporting Persons' Schedule 13D filed January 11, 2005 with the Securities and
Exchange Commission.

     Except for the agreement described above, to the best knowledge of the
Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

Item 7. Material to be Filed as Exhibits
----------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2006.

--------------------------------------------------------------------------------
Wynnefield Partners Small Cap Value,        Wynnefield Partners Small Cap Value,
L.P.                                        L.P. I
By:  Wynnefield  Capital  Management        By: Wynnefield  Capital Management
LLC, its General Partner                    LLC, its General Partner

By: /s/ Nelson Obus                         By: /s/ Nelson Obus
    ------------------                          ------------------
Co-Managing Member                          Co-Managing Member

--------------------------------------------------------------------------------
Wynnefield Small Cap Value Offshore         Wynnefield Capital Management LLC
Fund, Ltd.
By: Wynnefield Capital, Inc.                By: /s/ Nelson Obus
                                                ------------------
By: /s/ Nelson Obus                         Co-Managing Member
    ------------------
President

--------------------------------------------------------------------------------
Wynnefield Capital, Inc.

By: /s/ Nelson Obus                         /s/ Nelson Obus
    ------------------                      ------------------
President                                   Nelson Obus
--------------------------------------------------------------------------------
                                            Channel Partnership II, L.P.

/s/ Joshua Landes                           By: /s/ Nelson Obus
--------------------                            ------------------
Joshua Landes                               General Partner

--------------------------------------------------------------------------------